SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
INTELLIGROUP, INC.
(Name of Subject Company)
INTELLIGROUP, INC.
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
45816A106
(CUSIP Number of Class of Securities)
Vikram Gulati
President and Chief Executive Officer
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey 08540
(646) 810-7400
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Robert F. Kennedy, Esq.	Steven M. Skolnick, Esq.
Jones Day	Meredith Prithviraj, Esq.
222 East 41st Street	Lowenstein Sandler PC
New York, New York 10017	65 Livingston Avenue
(212) 326-3939	Roseland, New Jersey 07068
(973) 597-2500
☐ Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Introduction
This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intelligroup, Inc., a New Jersey corporation (the “Company”), on June 21, 2010, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on June 24, 2010, by Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on July 1, 2010, by Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on July 2, 2010, by Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on July 8, 2010, and by Amendment No. 5 to the Schedule 14D-9 filed with the SEC by the Company on July 8, 2010. Except as otherwise noted, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION
Item 8 of the Schedule 14D-9 is hereby amended by adding the following at the end of Item 8:
“Completion of Tender Offer
The Offer expired at 12:00 midnight, New York City time, on Monday, July 19, 2010. The Depositary has advised Purchaser that, as of the expiration of the Offer, approximately 39,901,065 Shares (including 39,005 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, representing approximately 96.6% of the Company’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.
Parent intends to consummate the Merger in accordance with the Merger Agreement and the “short-form” merger provisions of the NJBCA described above in this Item 8 as soon as practicable, without any further action by or vote of the Company’s shareholders. Pursuant to the Merger Agreement, Purchaser will be merged with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent. Each of the remaining outstanding Shares (other than Shares owned or held by the Company, Purchaser, Parent or any of their respective subsidiaries) will be cancelled and converted into the right to receive the Per Share Amount in cash, without interest.
The full text of the press release issued by Parent on July 20, 2010 announcing the expiration and results of the Offer and the anticipated completion of the Merger is filed as Exhibit (a)(5)(xiv) hereto and is incorporated herein by reference.”

ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

"(a)(5)(xiv)	Press Release issued by Parent on July 20, 2010”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELLIGROUP, INC.
By:	/s/ Vikram Gulati
Vikram Gulati
President and Chief Executive Officer

Date: July 20, 2010